

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

<u>Via E-mail</u>
Ms. Alison A. Cornell
Corporate Vice President &
Chief Financial Officer
Covance, Inc.
210 Carnegie Center
Princeton, NJ 08540

Re: **Covance, Inc.**
         Form 10-Q for the Quarterly Period Ended June 30, 2013
         Filed August 1, 2013
         File No. 001-12213

Dear Ms. Cornell:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Andrew Mew

                        Andrew Mew
                        Accounting Branch Chief